                                                                    Exhibit 99.6


                              BK ASSOCIATES, INC.
                            1295 Northern Boulevard
                           Manhasset, New York  11030
                      (516) 365-6272 u Fax (516) 365-6287

     March 10, 1998



Ms. Siobhan Connolly
GPA Group plc
Shannon, County Clare
Ireland

Dear Siobhan:

In response to your request, BK Associates, Inc. is pleased to provide an update on our opinion regarding the current maintenance adjusted Current Market Value (CMV) and Base Value (BV) as well as the zero-time BV as of March 1, 1998 of the aircraft (Aircraft) in the Aircraft Lease Portfolio Securitization (ALPS 94-1) program (Portfolio). The Portfolio comprises 27 aircraft and our opinion on their current values is tabulated in the attached Figure 1. A similar appraisal was provided about nine months ago and this letter represents an update to that appraisal. Much of the discussion that follows consists of explanation for changes in the market and values since that time.

Where appropriate data were available, the CMV and BV include an adjustment to account for current maintenance status with respect to airframe checks, engine heavy shop visits and landing gear overhaul. Where data were not available or too old to be considered reliable, it was assumed that aircraft (or engine) is at half-time between major maintenance events. The zero-time BVs represents values for Aircraft that are fresh from airframe and engine overhauls.

It should be understood that BK Associates has neither inspected the Aircraft nor their maintenance records, but has relied upon the information provided by you and in the BK Associates database which includes data on some of the Aircraft that was obtained for previous appraisals we have conducted on the Aircraft. The assumptions have been made that all Airworthiness Directives have been complied with; accident damage has not been incurred that would affect market values; and maintenance has been accomplished in accordance with a civil airworthiness authority's approved maintenance program and accepted industry standards. Deviations from these assumptions can change significantly our opinion regarding the Aircrafts' values.

Ms. Siobhan Connolly
March 10, 1998
Page 2



According to the International Society of Transport Aircraft Trading's (ISTAT) definition of base value, to which BK Associates subscribes, base value is the Appraiser's opinion of the underlying economic value of an aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and assumes full consideration of its "highest and best use". An aircraft's Base Value is founded in the historical trend of values and in the projection of value trends and presumes an arm's length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing, which BK Associates considers to be 12 to 18 months.

The definition of Current Market Value is similar. The quoted current market value is the appraiser's opinion of the most likely trading price that may be generated for an aircraft under the market circumstances that are perceived to exist at the time in question.

As the definition suggests, Base Value is determined from historic and future value trends and is not influenced by current market conditions. It is often determined as a function of the original cost of the aircraft, technical characteristics of competing aircraft, and development of new models. Thus, it should not be surprising that most of the Base Values given in Figure 1 are largely unchanged from the forecast values given in the original ALPS 94-1 appraisal but adjusted for the actual rate of inflation.

For most of the aircraft in the Portfolio, there are relatively minor increases or decreases in the values. These are partly the result of the passage of time and further aging of the aircraft, significant changes in the price of new or replacement aircraft which affect base value models or changes in the maintenance status. Regarding maintenance status, some significant changes in the adjusted values can be attributed to engine status. In the past, engine status, other than total time and cycles, was rarely available and engines were often assumed to be at half-time. For this appraisal you were able to provide time since shop visit on most of the engines and, typically, it was quite high
- in many cases between 10,000 and 20,000 hours. While this is testimony to the reliability of today's engines, it does indicate that considerably less than half-time remains and value deductions must be assumed.

Current values are normally based on comparison to recent sales of comparable aircraft. However, there have been few comparable sales, if any, during the past year, for which the price was divulged beyond the parties to the transaction. Since the last appraisal, most of the reported transactions were for new deliveries. There were several, however, that were

Ms. Siobhan Connolly
March 10, 1998
Page 3



for aircraft comparable to the Aircraft in the Portfolio. Two B737-400s made in 1992 were reported sold for $27.35 and $28.2 million, respectively. A B737-300 was sold for $22.65 million. A 1990 B757 (non-ER) was reported sold for $35 million. Several 1988 MD83s were reported sold for $18.5 to $19.95 million.

In the absence of recent sales, alternative methodologies must be used to determine CMV. One such methodology is to assess current market conditions and relate the current value to the base value. Analysis of long term historic value trends suggest what the value of an aircraft should be based on its age, original price and competitive specifications in a balanced market. Analysis of current market conditions then suggests the difference between CMV and BV.

For most of the aircraft types, we believe the market is in reasonable balance between supply and demand. Thus, for most of the Aircraft, the adjusted CMV is equal to the adjusted BV in Figure 1. The A300 and F100 are exceptions. The A300, while increasingly popular as a candidate for conversion to freighter, is still in a longer term depression that cannot be explained as a current supply and demand problem. Its values have to continue to weaken and, in fact, its lower values are largely the reason for its popularity as a freighter. We believe its CMV is 10 percent less than the base value. For the F100, the perception of difficulties from the cessation of production lead us to conclude the CMV is about five percent below the base value, despite there being few publicly advertised as being for sale or lease.

On the other hand, demand for MD83s is quite strong now and based on the tight market and supported by some recent transactions we are aware of, we have concluded the CMV is slightly above the base values.

BK Associates, Inc. has no present or contemplated future interest in the Aircraft, nor any interest that would preclude our making a fair and unbiased estimate. This appraisal represents the opinion of BK Associates, Inc. and reflects our best judgment based on the information available to us at the time of preparation and the time and budget constraints imposed by the client. It is not given as a recommendation, or as an inducement, for any financial transaction and further, BK Associates, Inc. assumes no responsibility or legal liability for any action taken or not taken by the addressee, or any other party, with regard to the appraised equipment. By accepting this appraisal, the addressee agrees that BK

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Ms. Siobhan Connolly
March 10, 1998
Page 4



Associates, Inc. shall bear no such responsibility or legal liability. This appraisal is prepared for the use of the addressee and shall not be provided to other parties without the express consent of the addressee.

     Sincerely yours,

     BK ASSOCIATES, INC.



     John F. Keitz
     President
     ISTAT Certified Senior Appraiser
JFK/kf
Attachment

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


                                      Figure 1
                                  ALPS94-1  VALUES
                                              Adjusted      Adjusted      ZeroTime
 AIRCRAFT          MFGR.   OPERATOR         CMV($ mils.)  BV ($ mils.)  BV ($ mils.)
   TYPE      S/N    DATE                       3/1/98        3/1/98        3/1/98
A300B4-200    240  Mar-83  off-lease              $15.14        $17.41        $17.76
A320-212      299  Apr-92  Airtours Int'l         $32.00        $32.00        $34.05
A320-212      362  Feb-93  Airtours Int'l         $32.50        $32.50        $33.95
A320-212      391  Feb-93  Monarch Airl           $33.00        $33.00        $35.35
A320-211      403  Dec-93  Canadian Int'l         $31.46        $31.46        $34.65
F100        11258  Dec-89  Portugalia             $13.78        $14.50        $14.68
F100        11342  Nov-91  Portugalia             $15.68        $16.50        $16.68
F100        11351  Sep-91  TAM                    $15.68        $16.50        $16.68
B737-3Y0    24465  Aug-89  Philippine Airl        $22.44        $22.44        $23.97
B737-3Y0    24677  Jan-90  Philippine Airl        $22.66        $22.66        $24.82
B737-3Y0    24908  Mar-91  Sun Express            $25.70        $25.70        $27.97
B737-3Y0    24909  Apr-91  Malev                  $25.46        $25.46        $27.97
B737-3Y0    26068  Jun-92  Yunnan                 $27.48        $27.48        $29.62
B737-4Y0    24685  May-90  Aer Lingus             $26.62        $26.62        $28.72
B737-4Y0    24904  Feb-91  T H Y                  $27.52        $27.52        $29.72
B737-4Y0    25764  May-92  Asiana Airl            $29.29        $29.29        $30.97
B737-4Y0    25765  Jul-92  Asiana Airl            $29.94        $29.94        $31.72
B737-5Y0    26067  May-92  Air Pacific            $20.80        $21.12        $23.47
B767-3Y0ER  24947  Mar-91  Lan Chile              $61.00        $61.00        $62.75
B767-3Y0ER  24999  Feb-91  Spanair                $61.50        $61.50        $62.75
B767-375ER  25864  Apr-92  Lan Chile              $61.88        $61.88        $65.03
B757-2Y0ER  26152  Aug-92  Avianca                $42.83        $42.83        $45.39
B757-2Y0ER  26153  Aug-92  China SW.              $43.31        $43.31        $45.79
B757-2Y0ER  26158  Mar-93  Air 2000               $43.44        $43.44        $46.94
MD83        49627  Apr-89  Spanair                $24.12        $23.76        $24.52
MD83        49790  Oct-89  Spanair                $22.69        $22.35        $25.22
MD83        49952  Dec-91  Far East.              $25.69        $25.31        $27.32



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                              BK ASSOCIATES, INC.
                            1295 Northern Boulevard
                           Manhasset, New York  11030
                      (516) 365-6272 u Fax (516) 365-6287

     March 10, 1998



Ms. Siobhan Connolly
GPA Group plc
Shannon, County Clare
Ireland

Dear Siobhan:

In response to your request, BK Associates, Inc. is pleased to present our opinion on the current values as of March 1, 1998 on nine of the aircraft in the GPA Portfolio (Aircraft). The aircraft include various types or models of narrow- and wide-body jets as well as turboprop commuter aircraft. The aircraft are identified below by aircraft type, date of manufacture, serial number, and engine model.



                                  Serial
                         Type     Number  Year   Engine
                       ---------  ------  ----  ---------

                       A320-211   85      1990  CFM56-5A1
                       B737-4YO   23868   1988  CFM56-3C1
                       B737-4YO   23979   1989  CFM56-3C1
                       B737-4YO   26066   1992  CFM56-3C1
                       DC8-71F    46040   1969  CFM56-2C1
                       DC8-71F    46064   1969  CFM56-2C1
                       F100       11341   1991  TAY 650
                       F100       11350   1992  TAY 650
                       B747-283B  22496   1981  JT9D-7Q



These Aircraft were included in another appraisal of the entire GPA Portfolio as of January 31, 1998. This letter represents an update of that appraisal. The current values have been reviewed to reflect any changes in the market since then.

It should be understood that the aircraft have not been inspected for this appraisal and their current condition and status relative to major maintenance events was not known in some cases. GPA provided BK Associates with data on the specifications and current maintenance status for each aircraft. These data were used to adjust values to account for current maintenance status.

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Ms. Siobhan Connolly
March 10, 1998
Page 2



Based upon our familiarity with airline transport aircraft, our knowledge of their capabilities and the uses to which they are put, our knowledge of the marketing and leasing of new or used aircraft, and our familiarity with aircraft generally, it is our opinion that the current values for the Aircraft expressed in millions of dollars are as follows:



                   Serial  Year of      BASE VALUE    CURRENT MKT VALUE
          Type     Number   Mfgr.   1/2 Time  Mt.Adj.  1/2 Time  Mt.Adj.
        ---------  ------  -------  --------  -------  --------  -------

        A320-211   85      1990     25.950    25.950   25.950    25.950
        B737-4YO   23868   1988     24.400    25.031   24.400    25.031
        B737-4YO   23979   1989     24.650    25.340   24.650    25.340
        B737-4YO   26066   1992     29.850    29.850   29.850    29.850
        DC8-71F    46040   1969     14.450    14.450   15.760    15.760
        DC8-71F    46064   1969     14.450    14.450   15.760    15.760
        F100       11341   1991     16.500    16.500   15.345    15.345
        F100       11350   1992     16.768    17.000   15.594    15.826
        B747-283B  22496   1981     37.190    37.100   34.587    34.497



After reviewing events that have occurred, we concluded there was no significant change in the market since January that would affect current values. The values are slightly lower to reflect the passage of time.

No new specification or maintenance status data have been provided. We assumed the Aircraft have each accumulated an additional 200 to 250 hours per month for purposes of determining time remaining to maintenance events.

Four values are given for each aircraft. Base Values (BV) and Current Market Values (CMV) are included both assuming half-time between major maintenance events and allowing for the current maintenance status. These are identified as either "1/2-time" or "Mt.Adj.".

According to the International Society of Transport Aircraft Trading's (ISTAT) definition of Base Value, to which BK Associates subscribes, base value is the Appraiser's opinion of the underlying economic value of an aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and assumes full consideration of its "highest and best use". An aircraft's Base Value is founded in the historical trend of values and in the projection of value trends and presumes an arm's

Ms. Siobhan Connolly
March 10, 1998
Page 3



length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing.

The Current Market Value is similar to the Base Value. It is the appraiser's opinion of the most likely trading price that may be generated for an aircraft under the market circumstances that are perceived to exist at the time in question. It is assumed the aircraft is sold for cash or equivalent consideration and that the seller has an adequate amount of time for effective exposure to prospective buyers, which BK Associates considers to be 12 to 18 months.

BK Associates, Inc. has no present or contemplated future interest in the Aircraft, nor any interest that would preclude our making a fair and unbiased estimate. This appraisal represents the opinion of BK Associates, Inc. and reflects our best judgment based on the information available to us at the time of preparation and the time and budget constraints imposed by the client. It is not given as a recommendation, or as an inducement, for any financial transaction and further, BK Associates, Inc. assumes no responsibility or legal liability for any action taken or not taken by the addressee, or any other party, with regard to the appraised equipment. By accepting this appraisal, the addressee agrees that BK Associates, Inc. shall bear no such responsibility or legal liability. This appraisal is prepared for the use of the addressee and shall not be provided to other parties without the express consent of the addressee.

                                        Sincerely yours,

                                        BK ASSOCIATES, INC.



                                        John F. Keitz
                                        President
                                        ISTAT Certified Senior Appraiser
JFK/kf